Exhibit 1

Fernando A. González

Chief Executive Officer

Continuing Education Building

Costa Rica

Legal disclaimer

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE.

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Agenda

CEMEX Today

Our Strategic Priorities CEMEX Tomorrow

A lot has happened since we last met

Passing of Lorenzo Zambrano, our former Chairman and CEO

Separation of Chairman and CEO roles, with subsequent changes in certain senior management positions

Reassessed and confirmed our strategy, priorities and expectations

Volatile environment: oil, interest rates, and the “super” dollar

Strong and resilient U.S. economy

Construction activity in Mexico recovering sharply

Further reshaping of industry landscape

We have made good progress

EBITDA and Free Cash Flow

($B)

2.66 2.62 2.64 2.74

2.31 2.37

1.22

0.51 0.19 0.17 0.40

-0.09

2009 2010 2011 2012 2013 2014

EBITDA

Free Cash Flow

Leverage Ratio

(Times)

7.2x 7.4x 6.6x

5.4x 5.5x 5.2x

2009 2010 2011 2012 2013 2014

Working Capital

(Days)

36

31 32 30 28

26

2009 2010 2011 2012 2013 2014

Asset Sales

(Cumulative $B)

3.6 3.8 4.1

1.7 2.0 2.2

2009 2010 2011 2012 2013 2014

Accelerating volume and price trends in 2014

Consolidated price & volume evolution 2011-2014

(Index 2011 = 100)

Cement Ready-Mix Aggregates

Price Index Price Index Price Index

115 115 115

2014 2014

110 2014 110 2013 110

2013 2013

105 2012 105 2012 105

2012

100 2011 100 2011 100 2011

95 95 95

95 100 105 95 100 105 95 100 105

Volume Index Volume Index Volume Index

the 2014 right performance track shows we are on

Highest consolidated revenue and EBITDA since 2008

Highest free cash flow since 2010

Record volumes sold in some of our core markets

Total debt dropped by $1.2B, achieving lowest leverage ratio since 2009, at 5.2x

Refinanced $4.8B of debt, and accessed the bank market for the first time since 2009

Record low SG&A (1) to sales ratio of 10.5%

Lowered working capital days to 26, a record low

1) Excluding distribution costs, depreciation and amortization 7

We faced some strong headwinds…

Mexican recovery delayed until mid 2014

fect of change

Weak demand in Europe

$2.6 B

EBITDA 2012

$2.7 B

EBITDA 2014

…but also some powerful tailwinds

Positive pricing momentum in most markets

Strong performance in the U. S.

Record high volumes in some markets

$2.6B

EBITDA 2012

$2.7B

EBITDA 2014

Agenda

CEMEX Today

Our Strategic Priorities CEMEX Tomorrow

A well defined strategy overarching our operating model

Strategy

Create value by building and managing a global portfolio of integrated cement, aggregates, ready-mix, and related businesses

People

Value our people as our

main competitive

advantage

Customers

Help our customers

succeed

Markets

Pursue markets that

offer long-term

profitability

Sustainability

Ensure sustainability is

a key component of our

business

A well defined strategy overarching our operating model

Strategy

Create value by building and managing a global portfolio of integrated cement, aggregates, ready-mix, and related businesses

People

Value our people as our main competitive advantage

Customers

Help our customers succeed

Markets

Pursue markets that offer long-term profitability

Sustainability

Ensure sustainability is a key component of our business

Operating Model

Leverage our knowledge and scale to establish best practices and common processes worldwide, in order to operate more effectively and achieve greatest value

. the with entire a clear organization set of priorities that aligns

Health & Safety

Return to Investment Grade Customer Centricity Global CEMEX

Safety is our most important priority

ZERO

Fatalities

Injuries

LTI rate

Lost Time Injuries (LTIs)

2.6

2.3

2.0

1.8

1.2

268 236

214

176

118

123 124 103 89 68

2010 2011 2012 2013 2014

Number of employee LTIs per million hours worked Employee LTI

Contractor LTI

Making investment progress grade towards recovering

Leverage ratio

7.2x 7.4x

6.6x

5.4x 5.5x 5.2x

2009 2010 2011 2012 2013 2014

Average coupon

(CEMEX’s public debt issuances)

9.5% 9.3% 8.6% 9.6%

6.6% 5.6% 5.3%

2009 2010 2011 2012 2013 2014 ‘15 YTD

Progress so far:

Returned to the bank market at better terms

Refinanced ~$8.2B of debt and extended average life (1)

Reduced annual interest expense by $170M (1)

S&P recently upgraded CEMEX’s outlook to “positive”

Going forward:

Reduce leverage ratio at a faster rate than in prior years

Lower debt between $500M and $1.0B in 2015

Continue lowering cost of debt

1) Pro forma the use of proceeds from recent notes offerings to redeem and/or repurchase certain ‘15, ‘18 and ‘20 notes 15

Our customers, core to our mission

Evolve from a product-driven to a client-driven organization

Improve digital interface to better serve our clients

Provide one face to the customer

Enhance competencies of our sales force through targeted training

Customer Centric

Offer complete, differentiated solutions instead of products

Global networks for a greater global impact

Value before volume

Grow the pie

Cement commercial

Aggregates

Ready mix

Cement operations

Supply chain

Agenda

CEMEX Today

Our Strategic Priorities CEMEX Tomorrow

Portfolio markets geared towards high growth

USA

Strong volume, pricing, and operating leverage translating into solid EBITDA growth

Northern Europe

Strong U.K., weak France. Moderate recovery elsewhere

Mexico

Accelerating demand driven by residential and commercial construction, with infrastructure and self-construction picking up

Mediterranean

Spain growing again after 6 years of decline

Asia

Continued growth in the Philippines

Central and South America & Caribbean

Government support for housing and infrastructure to continue driving demand

Expected 2-year CAGR of cement demand

Significant growth (> 6%) Moderate growth (3%—6%) Limited growth (0%—3%) Negative growth (-3%—0%)

The highest Americas contributor will continue to growth to be the

Cement Ready-mix Aggregates

2014 Regional contribution to EBITDA and split by product

72%

Of consolidated EBITDA

23%

Of consolidated EBITDA

5%

Of consolidated EBITDA

9% 7%

84%

25%

59%

16%

2% 1%

97%

Americas

EMEA

Asia

Op. Margin ‘14 Volume

Cement 39% 38 M tons

Ready-mix 7% 28 M m3

Aggregates 15% 80 M tons

Op. Margin ‘14 Volume

Cement 27% 16 M tons

Ready-mix 5% 27 M m3

Aggregates 15% 86 M tons

Cement 30% 5.2 M tons

Ready-mix 4% 1.2 M m3

Aggregates 9% 1.3 M tons

Fundamentals line performance… in place to accelerate our top

4% Volume growth

(‘14 – ‘16 CAGR)

Ongoing housing recovery in the U.S.

Recovery in construction in Mexico

Colombia and Philippines volumes continue to thrive

4% Price growth in local currencies

(‘14 – ‘16 CAGR)

Positive price momentum in key markets

Value before Volume initiatives consistently progressing

. profitable along with growth further efficiencies to deliver

>2.5pp EBITDA margin improvement

(By 2016)

Continue to reap benefits from operating leverage

Cost containment efforts to improve efficiencies

>20% FCF/EBITDA conversion

(By 2016)

Working capital optimization

Sale of non-operating assets

Restrictive allocation of capital expenditures

Responding environment aggressively to a volatile

2015 & beyond In 2015

Initiatives Targets

Further cost reductions $150M

Additional free cash flow $200M

initiatives

Further debt reduction $0.5B – $1.0B

Asset divestments $1.0B – $1.5B

Liability management Potentially $2.9B of notes

with coupon 9%

What you should expect from us

Generate one of the highest organic growth rates in the industry

Enhance scope and profitability of our client base

Continue strengthening our capital structure

Focus on variables we can control to minimize risk

Leverage local knowledge globally

Continue investing and empowering our people, our greatest asset